United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the 20th of August 2002

Transcom WorldWide S.A.
(Translation of registrant's name into English)

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __ No. X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 20 , 2002

Transcom WorldWide S.A.

By: /s/
Name : STEPHEN DOWNING
Title : C.F.O.

TRANSCOM

The Right ANSwer for COMmunication

FOR IMMEDIATE RELEASE August 20, 2002

Transcom WorldWide regrets to announce the death of Jan Hugo Stenbeck

It is with great sadness that Transcom WorldWide S.A. announces that the Founder and Chairman of the company, Mr. Jan Hugo Stenbeck, has passed away at the age of 59 years old.

Mr. Stenbeck suffered a heart attack at the American Hospital in Paris on Monday night after a brief illness.

Mr. Stenbeck was also the Founder and Chairman of Invik & Co. AB, Tele2 AB, MTG AB, Metro International S.A., Millicom International S.A., and was the Chairman of Industriförvaltnings AB Kinnevik.

For further information please contact:

Keith Russell, CEO	+352 27 755 000
Matthew Hooper, Investor & Press enquiries	+44 20 7321 5010